PERCEPTION CAPITAL CORP. II

3109 W 50th St., #207

Minneapolis, MN 55410

September 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Jessica Ansart

Jane Park

Re:	Perception Capital Corp. II (the “Company”)

Amendment No. 2 to Registration Statement on Form S-4

Filed August 24, 2023

File No. 333-272880

Ladies and Gentleman:

I am writing to submit the Company’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 6, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4, filed on August 24, 2023 (“Amendment No. 2”).

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information. Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Summary

Certain Engagements in Connection with the Business Combination and Related Transactions, page 11

1.	We note your response to comment 1 and reissue the comment in part. Please disclose how this waiver was obtained and why the waiver was agreed to.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither Moelis nor Nomura provided any reasons for the waiver of their deferred fees. The Company will not speculate about the reasons as to why Moelis or Nomura withdrew from their respective roles as IPO Underwriters to the Company despite having performed all their obligations to earn such deferred fees. The Company has revised disclosure to this effect on pages 11 and 65 of Amendment No. 3.

Perception Capital Corp. II

September 15, 2023

Risk Factors

Moelis and Nomura, two of the IPO Underwriters, have gratuitously waived their right to deferred payment for services rendered in connection, page 65

2.	We note your response to comment 4 and reissue the comment in part. Clarify the impact of such a fee waiver on the evaluation of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Moelis and Nomura were not involved in the preparation or review of materials related to or otherwise participate in connection with the Business Combination and, as such, the fee waiver did not impact the Company’s evaluation of the Business Combination. The Company has revised disclosure to this effect on pages 11 and 65 of Amendment No. 3.

Proposal No. 3—The Organizational Documents Proposal, page 107

3.

We note your response to comment 8 and your revised disclosure throughout the prospectus, including here, where you state that “[t]he Proposed Organizational documents authorize 620,000,000 shares, consisting of 600,000,000 shares of NewCo Common Stock and 20,000,000 shares of NewCo Preferred Stock.” We note, however, that on page F-1 of Annex F, which is the Form of Certificate of Incorporation of Spectaire Holdings Inc. to become effective upon the completion of the Domestication, the number of shares to be authorized remains blank. Please revise the Form of Certificate of Incorporation of Spectaire Holdings Inc. to also disclose the number of shares of NewCo Common Stock and NewCo Preferred Stock that will be authorized.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page F-1 of Annex F of Amendment No. 3.

U.S. Federal Income Tax Considerations to Holders of PCCT Class A Ordinary Shares and Public Warrants, page 232

4.

We note your response to comment 6 and reissue in part. Please also add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors, including with respect to U.S. holders of PCCT Class A Ordinary Shares exercising their redemption rights and with respect to whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, both of which appear to be subject to uncertainty.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page xx and beginning on page 73 of Amendment No. 3.

Perception Capital Corp. II

September 15, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP